SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of July, 2006
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F ☑      Form 40-F ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes ☐      No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto

(Signature)
Masahiko Goto
President
Date: July 31, 2006

For immediate release
July 31, 2006
Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586
Announcement of Dissolution of Two Subsidiaries
     At a meeting of the board of directors held today it was decided to dissolve Euro Makita Corporation B.V. (in the Netherlands) and Makita Fastenings Corporation (a domestic company), both of which are 100% wholly owned subsidiaries of Makita Corporation.
     As a result, the Company has 41 overseas subsidiaries (of which 23 are in Europe) and two in Japan.
1. Reasons for dissolution
     Euro Makita Corporation B.V. was established as a financing subsidiary for the procurement and management of funds in Europe and to provide loans to our European subsidiaries, but the steady improvement of business results at our European subsidiaries has reduced their demand for loans, and inasmuch as the opportunities to utilize this subsidiary had decreased, we have decided to dissolve the company.
     Makita Fastenings Corporation was established as the successor to the nailer business that were acquired from the Kanematsu-NNK Corporation; however, changes in the transfer procedure essentially eliminated opportunities to utilize this subsidiary, and hence it was decided to dissolve the company.
2. Summary of the dissolved subsidiaries

(1) Euro Makita Corporation B.V.
Company Name	Euro Makita Corporation B.V.
Address	Atrium Strawinskylaan 3105, 1077 ZX Amsterdam,
THE NETHERLANDS
Establishment	April 3, 1995
Representative	Yasuhiko Kanzaki
Line of Business	Financing subsidiaries in Europe
Capital	20,000 euros
Makita Ownership	100%

(2) Makita Fastenings Corporation
Company Name	Makita Fastenings Corporation
Address	3-11-8, Sumiyoshi-cho, Anjo, Aichi Prefecture, 446-8502, JAPAN
Establishment	December 10, 2004
Representative	Masahiko Goto
Capital	25 million yen
Makita Ownership	100%
3. Dissolution schedule
     A resolution for dissolution was adopted by the general meeting of the shareholders of both companies in August of 2006 and it is planned to commence liquidation procedures.
4. Outlook
     The impact on consolidated and non-consolidated results for the year ending March 31, 2007 will be insignificant.